Exhibit 12.2
Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Nine Months Ended September 30,
2015(a)
Earnings available for fixed charges, as defined:
Net income	$343,511
Tax expense based on income	205,647
Fixed charges	176,341
Earnings available for fixed charges, as defined	$725,499
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$168,156
Estimated interest cost within rental expense	3,386
Amortization of net debt premium, discount, and expenses	4,799
Total fixed charges, as defined	$176,341
Ratio of earnings to fixed charges	4.11
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$2,565
Adjustment to pretax basis	1,536
$4,101

Combined fixed charges and preferred stock dividend requirements	$180,442
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	4.02

(a)
Includes a $69 million provision for Callaway construction and operating license recorded in the second quarter of 2015. See Note 2 - Rate and Regulatory Matters under Part I, Item 1, of this report for additional information.